As filed with the Securities and Exchange Commission on December 10, 1993
                              Registration Statement No. 33-72832

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933


                             HECLA MINING COMPANY

            (Exact name of registrant as specified in its charter)

                          Delaware                                 1040                            82-0126240
                (State or other jurisdiction of        (Primary Standard Industrial             (I.R.S. Employer
                incorporation or organization)          Classification Code Number)          Identification Number)


                              6500 Mineral Drive
                       Coeur d'Alene, Idaho  83814-1931
                                (208) 769-4100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               MICHAEL B. WHITE
                 Vice-President, General Counsel and Secretary
                             Hecla Mining Company
                              6500 Mineral Drive
                       Coeur d'Alene, Idaho  83814-1931
                                (208) 769-4100
           (Name, address and telephone number of agent for service)


                                    Copies to:
                 DAVID A. KATZ, ESQ.           NICHOLAS G. MILLER, ESQ.
           Wachtell, Lipton, Rosen & Katz    Hawley Troxell Ennis & Hawley
                   299 Park Avenue               877 West Main Street
           New York, New York  10171-0149         Boise, Idaho  83702
                   (212) 371-9200                   (208) 344-6000


              Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable fol-lowing the effective date of this Registration Statement.

              If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

              If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than se-curities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                        CALCULATION OF REGISTRATION FEE

               =================================================================================================================
                                                             |                |    Proposed    |    Proposed    |
                                                             |                |    maximum     |    maximum     |
                                                             |    Amount      |    offering    |    aggregate   |      Amount of
                          Title of securities                |    to be       |     price      |    offering    |    registration
                           to be registered                  |  registered    |  per unit (1)  |    price (1)   |       fee (1)
                                                             |                |                |                |
                                                             |                |                |                |
               Common Stock, par value $.25 per share (2)... | 655,000 shares |     $10.94     |    7,165,700   |       $2,471
                                                             |                |                |                |
               =================================================================================================================

               (1)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 on the basis of the average high and low prices reported on the New York Stock Exchange Composite Tape on December 6, 1993.

               (2)  Also being registered are the Preferred Share Purchase Rights of Hecla Mining Company associated with the
                    Common Stock.





              The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Com-mission, acting pursuant to said Section 8(a), may determine.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, Dated December 10, 1993


         PRELIMINARY PROSPECTUS

                                655,000 Shares

                             HECLA MINING COMPANY
                                 Common Stock
                               ($0.25 Par Value)


                   All of the shares of common stock, par value $0.25 per share (the "Common Stock"), offered hereby (the "Shares") are currently outstanding shares of Hecla Mining Company, a Delaware corporation (the "Company"), being sold by the sell-ing stockholders. The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

                   The Common Stock is listed on the New York Stock Exchange and the Company intends to list the Shares offered hereby on such Exchange. On December 9, the last sales price of the Common Stock as reported on the New York Stock Exchange was $11.75. Prospective investors should obtain a current quote for the Common Stock.




                   See "Investment Considerations" for information that should be considered by prospective investors in deter-mining whether to purchase the Shares.





         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION NOR HAS THE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY
                     OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.





               The date of this Prospectus is December   , 1993.

                               AVAILABLE INFORMATION

                   The Company is subject to the informational require-ments of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be in-spected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Documents filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc. (the "New York Stock Exchange"), 20 Broad Street, New York, New York 10005 on which exchange certain of the Company's securi-ties are listed.

                   This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Common Stock of-fered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company, the Common Stock and the Shares offered hereby. Any statements contained herein concerning the provisions of any document are not neces-sarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                       INFORMATION INCORPORATED BY REFERENCE

                   The following documents filed by the Company with the Commission (File no. 1-8491) are incorporated in this Prospectus by reference and hereby made a part hereof:

                   1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992, as amended by the Company's Form 10-K/A, Amendment No. 1;

                   2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993;

                   3. The Company's Proxy Statement, dated March 23, 1993, for the Annual Meeting of Stockholders held on May 7, 1993 (except pages 8 through 11 thereof);

                   4. The Company's Current Reports on Form 8-K dated April 30, 1993 and December 1, 1993;

                   5. The description of Common Stock contained in the Registration Statement on Form 8-B, dated May 6, 1983, filed un-der Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description;

                   6. The description of the Preferred Share Purchase Rights contained in the Registration Statement on Form 8-A, dated May 19, 1986, filed under Section 12 of the Exchange Act, as amended by the description contained in the Current Report on Form 8-K, dated November 9, 1990, including any other amendment or report filed for the purpose of updating such description;

                   7. The description of the Warrants (as hereinafter defined) contained in the Registration Statement on Form 8-A, dated May 17, 1989, of CoCa Mines, Inc. ("CoCa"), as amended by CoCa's Form 8 (Amendment No. 1), dated July 2, 1991, as amended by the Company's Form 8 (Amendment No. 2), dated May 8, 1992;

                   8. The description of the Company's Series B Cumula-tive Convertible Preferred Stock contained in the Registration Statement on Form 8-A, dated June 18, 1993, filed under Sec-tion 12 of the Exchange Act; and

                   9. The description of the Company's Liquid Yield Option Notes due 2004 contained in the Registration Statement on Form 8-A, dated June 5, 1989, filed under Section 12 of the Exchange Act.

                   All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or super-seded, to constitute a part of this Prospectus.

                   The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the doc-uments incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incor-porated by reference herein). Requests for such copies should be directed to the Company's principal executive offices located at 6500 Mineral Drive, Box C-8000, Coeur d'Alene, Idaho 83814-1931, to the attention of Michael B. White, Esq., Secretary (telephone no. (208) 769-4100).

                                    THE COMPANY

                   The Company, originally incorporated in 1891, is prin-cipally engaged in the exploration, development and mining of precious and non-ferrous metals, including gold, silver, lead and zinc, and certain industrial minerals. The Company's principal executive offices are located at 6500 Mineral Drive, Coeur d'Alene, Idaho 83814, telephone (208) 769-4100.


                                RECENT DEVELOPMENTS

                   In June 1993, the Company completed its public offering of 2,300,000 million shares of Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and received pro-ceeds of approximately $110.4 million net of underwriting dis-count and other related expenses. The net proceeds from the offering of the Series B Preferred Stock are to be used princi-pally for the development of the Company's Grouse Creek and La Choya gold properties and for other general corporate purposes. For a summary description of the terms of Series B Preferred Stock, see "Description of Capital Stock--Series B Preferred Stock."

                   On October 18, 1993, the Company announced that it has reached an agreement-in-principle to sell a minimum 20 percent interest in its Grouse Creek gold project to Great Lakes Minerals Inc. ("Great Lakes") of Toronto, Ontario. Pursuant to the agreement-in-principle, the purchase price of $6.8 million repre-sents 20 percent of the amount spent by Hecla on acquisition, exploration and development of the Grouse Creek gold project through June 30, 1993, including a fixed premium of $1.25 mil-lion. In addition, Great Lakes will fund its pro rata share of the total construction cost for Grouse Creek which is currently estimated at $85 million, and has the option to increase its ownership to a maximum of 30 percent by contributing additional funds on a proportional basis. The sale is conditional upon Great Lakes arranging financing, definitive documentation and other conditions.

                   On November 3, 1993, the Company announced that it had entered into an agreement-in-principle to acquire Equinox Resources Ltd. ("Equinox"), an exploration, development and min-ing company headquartered in Vancouver, British Columbia, whose assets consist primarily of properties located in the United States. The transaction, which is intended to qualify for pool-ing of interests accounting treatment, is subject to a number of conditions, including satisfactory completion of due diligence and execution of a definitive acquisition agreement. If the transaction is contemplated in the manner set forth in the agreement-in-principle, the Company will issue approximately 5.7 million shares of Common Stock for Equinox's outstanding common stock representing an exchange ratio of 0.3 shares of Common Stock for each share of Equinox common stock.

                   On November 11, 1993, the Company amended its $24.0 million secured reducing revolving credit facility entered into on January 25, 1993. The amended credit facility provides for, among other matters, reducing revolving credit advances of up to $30.0 million and was extended to December 31, 1996.

                   On December 1, 1993, the Company completed the acqui-sition of all the outstanding capital stock of Mountain West Bark Products, Inc. ("Mountain West"), a privately held industrial minerals company based in Rexburg, Idaho, which produces timber bark, scoria, peat and soil additives sold into the landscape market primarily in the western United States. In accordance with the terms of the acquisition agreement dated October 26, 1993, the Company issued 655,000 Shares of Common Stock to the shareholders of Mountain West. The Common Stock issued to the shareholders of Mountain West are restricted shares subject to an obligation of the Company to use its best efforts to register the Shares under the Securities Act and to list the shares on the New York Stock Exchange. These Shares are being offered for sale by this Prospectus. See "The Selling Security Holders."


                                  USE OF PROCEEDS

                   The sale of the Common Stock offered hereby will not result in proceeds to the Company. The shares of Common Stock are offered for the account of the selling stockholders. See "The Selling Security Holders."


                             INVESTMENT CONSIDERATIONS

                   In addition to the other information set forth or incorporated by reference in this Prospectus, prospective inves-tors should consider the following factors in connection with an investment in the Common Stock:

         Recent Losses

                   The Company has experienced losses from operations for each of the last four years and the first three quarters of 1993. For the nine months ended September 30, 1993, the Company reported an unaudited net loss of approximately $7.9 million (before preferred dividend payments of $2.1 million) compared to net income of approximately $1.8 million in the same period of

         1992. The net loss for the nine months ended September 30, 1993 resulted primarily from the continued depressed average prices of gold, silver, lead and zinc and decreases in the Company's gold and silver production. For the full year 1992, the Company reported a net loss of $49.3 million, or $1.60 per share, com-pared to a net loss of $15.4 million, or $0.51 per share for 1991. The 1992 net loss resulted from the continued depressed average prices of gold, silver and lead, decreases in gold and silver production, the reduction in ore grade at some of the Com-pany's operations and the asset write-downs and accruals for environmental and reclamation expenses taken in the fourth quarter of 1992. The $41.8 million of fourth quarter 1992 charges includes an $11.8 million environmental accrual and approximately $30.0 million for the write-down of the Company's investments in various properties and assets. In addition to the write-downs and accruals in the fourth quarter of 1992, the full year loss includes a charge of $1.6 million, or $0.05 a share, and a benefit of $1.5 million, or $0.05 a share, to reflect ac-counting principle changes for certain postretirement employee benefits and income taxes, respectively. If the current market prices of gold, silver and lead do not increase, the Company expects to have losses from operations, even with the planned gold production from the La Choya and Grouse Creek gold projects.

         Decline in Production

                   The Company's future gold production will be dependent upon the Company's success in developing new reserves, including the continued development of the Grouse Creek and La Choya gold projects as well as exploration efforts at the Company's Republic mine. The Company has recently mined out its reserves at its Cactus and Yellow Pine mine, and currently estimates that the Republic mine's current gold reserves will be depleted in 1995. As a result, the Company's gold production, excluding potential production from the La Choya project, is expected to decline to approximately 59,000 ounces in 1993 from approximately 98,000 ounces in 1992 and approximately 147,000 ounces in 1991. In addition, the manager of the Greens Creek mine, in which the Com-pany owns a 29.7% interest, suspended operations in April 1993 as a result of continued depressed metals prices. The Company's total silver production is expected to decline to 2.6 million ounces in 1993, compared to 4.7 million ounces in 1992 and 5.3 million ounces in 1991. If metals prices remain depressed or decline, the Company could determine that it is not economically feasible to continue development of a project or continue commercial production at some of its properties.

         Project Development

                   The Company is currently developing its Grouse Creek and La Choya gold projects. The Company estimates that the Grouse Creek project will be placed into production during the fourth quarter of 1994 and the La Choya project in December 1993. Currently, the Company estimates that the capital expenditures for these two projects will total approximately $26.9 million during the fourth quarter of 1993 and approximately $59.2 million in 1994. The Company has entered into an agreement-in-principle to sell a minority joint venture interest in the Grouse Creek gold project in order to defray a portion of the existing and future capital requirements of the project. See "Recent Developments."

                   The Company's estimated capital expenditures for the Grouse Creek and La Choya gold projects are based upon currently available data and could increase or decrease depending upon a number of factors beyond the Company's control. In addition, the Company will not be able to commence production at either project until virtually all of the capital expenditures for such project have been incurred. Thus, if capital expenditures are higher than currently estimated, the Company may not be able to begin mining operations until such time as additional financing is arranged, and there can be no assurance that additional financing will be available.

                   Particularly in development projects, reserve estimates are, to a large extent, based upon data from drill holes; differ-ent results may be encountered when the ore bodies are exposed and mining begins. Although the Company has engaged in extensive feasibility and engineering studies, including testing to deter-mine recovery rates of metals from the ore, since Grouse Creek and La Choya are development projects with no prior operating history, it is possible that the Company may experience different economic returns from such projects than it currently forecasts. It is not unusual in new mining operations to experience unex-pected problems during the development phase. As described under "--Mining Risks and Insurance," the business of mining is subject to a number of risks and hazards, and there can be no assurance that these risks and hazards can be avoided in the development of these projects.

         Exploration

                   Mineral exploration, particularly for gold and silver, is highly speculative in nature, involves many risks and fre-quently is nonproductive. There can be no assurance that the Company's mineral exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, dur-ing which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore, and in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's ex-ploration programs will result in the expansion or replacement of existing reserves which are being depleted by current production.

         Metal Price Volatility

                   Because a significant portion of the Company's revenues are derived from the sale of gold, silver, lead and zinc, the Company's earnings are directly related to the prices of these metals. Gold, silver, lead and zinc prices fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations for inflation, speculative activities, the relative exchange rate of the U.S. dollar, global and regional demand and production, political and economic conditions and pro-duction costs in major producing regions. The aggregate effect of these factors, all of which are beyond the Company's control, is impossible for the Company to predict. If the market price for these metals falls below the Company's full production costs and remains at such level for any sustained period, the Company will experience additional losses and may determine to discon-tinue the development of a project or mining at one or more of its properties. As described above under "--Recent Losses," the Company has experienced losses from operations in each of the last four years due, in part, to depressed metals prices.

                   The following table sets forth the average closing prices of the following metals for the periods indicated.


                1980    1981    1982    1983    1984    1985    1986    1987    1988    1989    1990    1991    1992    1993(5)

     Gold(1)
      (per oz.) $612.56 $459.71 $375.79 $424.18 $360.44 $317.26 $367.51 $446.47 $437.05 $381.43 $383.46 $362.18 $343.73 $355.10

     Silver(2)
      (per oz.)   20.63   10.52    7.95   11.44    8.14    6.14    5.47    7.01    6.53    5.50    4.82    4.04    3.94    4.20

     Lead(3)
      (per lb.)    0.41    0.33    0.25    0.19    0.20    0.18    0.18    0.27    0.30    0.30    0.37    0.25    0.25    0.18

     Zinc(4)
      (per lb.)    0.34    0.39    0.34    0.35    0.40    0.36    0.34    0.36    0.56    0.78    0.69    0.51    0.56    0.44



     (1) London Final.
     (2) Handy & Harman.
     (3) London Metals Exchange -- Cash.
     (4) London Metals Exchange -- Special High Grade --  Cash.
     (5) Through September 30, 1993.

                   On December 6, 1993, the closing prices of these metals were: gold -- $377.00 per oz.; silver -- $4.82 per oz.; lead -- $0.20 per lb.; and zinc -- $0.43 per lb.

         Absence of Earnings to Satisfy Fixed Charges

                   Primarily as a result of the recent losses discussed above, the Company's earnings have been inadequate to satisfy fixed charges (e.g., interest, whether expensed or capitalized, dividends on preferred stock plus amortization of debt expense plus one-third of rents, which is deemed representative of an interest factor) for the last two years. The amounts by which earnings were inadequate to cover fixed charges were approx-imately $13.5 million for the first nine months of 1993, $51.6 million for 1992 and $18.1 million for 1991. The Company ex-pects to satisfy its fixed charges and other expenses from cash flow from operations and, to the extent cash flow from opera-tions is insufficient, from the proceeds of its offering of Series B Preferred Stock, which was completed in June 1993, and the sale, if completed, of a minority interest in the Company's Grouse Creek gold project to the extent such funds have not been utilized in the development of such projects. In this connection, the Company has entered into an agreement-in-principle to sell a minority joint venture interest in the

         Grouse Creek gold project. See "Recent Developments." The Company's cash flow from operations during the nine months ended September 30, 1993 and the years ended December 31, 1992 and 1991 were $7.0 million, $9.5 million and $4.8 million, re-spectively. The availability in the future of cash flow from operations to fund the payment of dividends on the Series B Preferred Stock will be dependent upon numerous factors that cannot now be predicted, including gold and silver prices and, to a lesser extent, zinc and lead prices, the amount of the Company's expenditures for property development and the extent to which the Company's Liquid Yield Option Notes due 2004 (the "LYONs") and the Series B Preferred Stock are converted. To the extent cash flow remains insufficient, the Company may also consider asset sales.

         Competition for Properties

                   Because mines have limited lives based on proven ore reserves, the Company is continually seeking to replace and expand its reserves. The Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold, silver, lead, zinc and industrial minerals. As a result of this compe-tition, some of which is with companies with greater financial resources than the Company, the Company may be unable to ac-quire attractive mining properties on terms it considers ac-ceptable. In addition, there are a number of uncertainties inherent in any program relating to the location of economic ore reserves, the development of appropriate metallurgical pro-cesses, the receipt of necessary governmental permits and the construction of mining and processing facilities. Accordingly, there can be no assurance that the Company's programs will yield new reserves to replace and expand current reserves.

         Reserves

                   The ore reserve figures presented or incorporated by reference in this Prospectus are, in large part, estimates made by the Company's technical personnel, and no assurance can be given that the indicated level of recovery of these metals will be realized. Reserves estimated for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of the Com-pany's metals, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the process-ing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

                   The Company's estimates of proven and probable re-serves at December 31, 1992 for the properties it operates are based on a gold price of $350 per ounce, a silver price of $4.00 per ounce, a zinc price of $0.55 per pound and a lead price of $0.30 per pound. Proven and probable reserves at December 31, 1992 at the Greens Creek mine, which are calcu-lated by the mine manager, are based upon a gold price of $340 per ounce, a silver price of $4.50 per ounce, a zinc price of $0.60 per pound and a lead price of $0.33 per pound, which prices are recommended by the manager and approved by the joint venture participants.

         Government Regulation and Legal Proceedings

                   The Company's activities are subject to extensive federal, state, local and foreign laws and regulations control-ling not only the mining of and exploration for mineral proper-ties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclama-tion. Future legislation and regulations could cause addi-tional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays as-sociated with the compliance with such laws, regulations and permits could become such that the Company would not proceed with the development or operation of a mine, the Company is not aware of any material environmental constraint affecting its existing mines or development properties that would preclude the economic development or operation of any specific mine or property. Further, the Company is not aware of any current environmental law or regulation that would reasonably be ex-pected to have a material adverse effect on the Company's busi-ness or financial condition.

         Pending Legislation

                   In 1992, the U.S. Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law"), which governs mining claims and related activities on federal lands. A holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. In addition, a variety of legislation is now pending before the U.S. Congress to further amend the General Mining Law. The pending legislation would, among other things, impose royalties and new reclamation, environmental controls and restoration requirements. Each of the current legislative proposals would impose some form of royalty payable to the U.S. Government on the value of minerals extracted from certain fed-eral lands. The extent of any such changes is not presently known and the potential impact on the Company as a result of congressional action is difficult to predict. Although a ma-jority of the Company's existing mining operations occur on private or patented property, the proposed changes to the Gen-eral Mining Law could adversely affect the Company's ability to economically develop mineral resources on federal lands. Ap-proximately 43% of the proven and probable gold reserves and approximately 20% of the proven and probable silver reserves located at the Grouse Creek project are located on fully pat-ented mining claims. The balance of such proven and probable reserves are located within mineral claims for which the Com-pany has applied for patents and has received a first half of Mineral Entry Final Certificate. Upon the determination of the mineral character of these claims by a Federal Mine Examiner, the Company believes patents will be issued to the Company cov-ering these claims. Although there can be no assurance as to the ultimate impact of legislative action on these claims or the Company's ability to patent these claims under the existing General Mining Law, the Company believes that the pending leg-islation to amend the General Mining Law will not adversely affect the right of the Company to receive patents for these mining claims.

         Title to Properties

                   The validity of unpatented mining claims, which con-stitute a significant portion of the Company's undeveloped property holdings in the United States, is often uncertain and may be contested. Although the Company has attempted to ac-quire satisfactory title to its undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defec-tive.

         Mining Risks and Insurance

                   The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations, cave-ins, floodings and peri-odic interruptions due to inclement or hazardous weather condi-tions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal in-jury, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry. To the ex-tent the Company is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compli-ance measures pending completion of the required remedy.

         Smelting Capacity

                   The Company sells substantially all of its metallic concentrates to smelters which are subject to extensive regula-tions including environmental protection laws. The Company has no control over the smelters' operations or their compliance with environmental laws and regulations. If the smelting ca-pacity available to the Company was significantly further re-duced because of environmental requirements or otherwise, it is possible that the Company's operations could be adversely af-fected.

         Foreign Operations

                   The Company's current foreign development projects and investments are located in Mexico and Canada. Such projects and investments could be adversely affected by ex-change controls, currency fluctuations, taxation and laws or policies of the United States affecting foreign trade, invest-ment and taxation, which, in turn, could affect the Company's future foreign operations, if any.

         Common Stock Issuances Related to LYONs; Series B Preferred
         Stock

                   The Company currently has outstanding $109,950,000 aggregate principal amount at maturity of LYONs. See "Descrip-tion of Capital Stock--LYONs." The LYONs are convertible at a rate of 20.824 shares of Common Stock per $1,000 principal amount of LYONs. In addition, on June 14, 1994, pursuant to the terms of the indenture governing the LYONs, holders of LYONs may require the Company to purchase LYONs held by them (the "Put Feature") at a purchase price of $456.39 per $1,000 principal amount of LYONs (equal to the issue price plus accrued original issue discount to such date). The purchase price may be paid, at the option of the Company, in cash, in shares of Common Stock valued at the market price of the Common Stock or in Subordinated Extension Notes dues 2004. Because of the Company's need to utilize cash for planned capital expendi-tures, it is probable that the Company will pay for any LYONs delivered to it pursuant to the Put Feature by issuing Common Stock. The Company is unable to predict how many LYONs it may be required to purchase pursuant to the Put Feature. If the Company were required to purchase all of the LYONs on June 14, 1994 pursuant to the Put Feature, assuming a market price of the Common Stock of $10.50 (the closing price on the New York Stock Exchange on December 1, 1993), the Company would issue approximately 4.8 million shares of Common Stock, representing approximately 12.2% of the Company's Common Stock outstanding after such issuance. The Company cannot predict what effect the Put Feature will have on the market price of the Common Stock. However, the issuance of Common Stock pursuant to the Put Feature will not result in any adjustment in the conversion price of the Series B Preferred Stock.

                   The Company also issued 2,300,000 shares of its Se-ries B Preferred Stock in June 1993, which shares are convert-ible into Common Stock at a rate of approximately 3.2154 shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment under certain conditions. See "Recent Developments" and "Description of Capital Stock--Series B Preferred Shares".


                          DESCRIPTION OF CAPITAL STOCK

                   The following statements with respect to the Com-pany's capital stock describe only its material terms but do not purport to be complete and are subject to the detailed pro-visions of the Company's certificate of incorporation, as amended (the "Certificate of Incorporation") and by-laws, as amended (the "By-Laws"), and to the Series B Preferred Certifi-cate of Designations and the Rights Agreement (each as herein-after defined). These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Certificate of Incorporation, the By-Laws, the Series B Preferred Certificate of Designations and the Rights Agreement, which are incorporated by reference in this Prospectus. See "Available Information" and "Information Incorporated by Reference."

         Common Stock and Preferred Stock

                   The Company is authorized to issue 100 million shares of Common Stock, $0.25 par value per share, of which 34,620,585 shares of Common Stock were issued as of December 3, 1993, including 62,226 shares held in the treasury of the Company. Each share of Common Stock outstanding is currently accompanied by a Right (as hereinafter defined) as described below under the heading "Preferred Share Purchase Rights," and, pursuant to the Rights Agreement, until the Distribution Date (as herein-after defined) each share of Common Stock issued by the Company will be accompanied by a Right. The Company is authorized to issue five million shares of preferred stock, $0.25 par value per share ("Preferred Stock"), of which 2,300,000 designated Series B Preferred Stock are currently outstanding.

                   The Common Stock and the Series B Preferred Stock are each listed on the New York Stock Exchange. The Company intends to list the shares of Common Stock offered hereby on the New York Stock Exchange.

                   The Preferred Stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restric-tions as may be determined by the Board of Directors of the Company. The Board may fix the number of shares constituting each series and increase or decrease the number of shares of any series.

                   Subject to the rights of the holders of any outstand-ing shares of Preferred Stock, each share of Common Stock is entitled to one vote on all matters presented to the sharehold-ers, with no cumulative voting rights; to receive such divi-dends as may be declared by the Board of Directors out of funds legally available therefor; and in the event of liquidation or dissolution of the Company, to share ratably in any distribu-tion of the Company's assets. Holders of shares of Common Stock do not have preemptive rights or other rights to sub-scribe for unissued or treasury shares or securities convert-ible into such shares, and no redemption or sinking fund provi-sions are applicable. All outstanding shares of Common Stock are fully paid and nonassessable.

         Series B Preferred Shares

                   The Series B Preferred Stock ranks senior to the Com-mon Stock and any shares of Series A Junior Participating Pre-ferred Shares issued pursuant to the Rights with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. While any shares of Series B Preferred Stock are outstanding, the Company may not authorize the creation or issue of any class or series of stock that ranks senior to the Series B Preferred Stock as to dividends or upon liquidation, dissolution or winding up without the consent of the holders of 66 2/3% of the outstanding shares of Series B Preferred Stock and any other series of Preferred Stock ranking on a parity with the Series B Preferred Stock as to dividends and upon liq-uidation, dissolution or winding up (a "Parity Stock"), voting as a single class without regard to series.

                   Holders of shares of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company out of assets of the Company legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per share of Series B Preferred Stock.

                   The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock or Parity Stock through a sinking fund or other-wise (except by conversion into or exchange for shares of Jun-ior Stock and other than a redemption or purchase or other ac-quisition of shares of Common Stock of the Company made for purposes of an employee incentive or benefit plan of the Com-pany or any subsidiary), unless all accrued and unpaid divi-dends with respect to the Series B Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such divi-dends. As used herein, (i) the term "dividend" does not in-clude dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and
         (ii) the term "Junior Stock" means the Common Stock, any Series A Junior Participating Preferred Shares issued pursuant to the Rights, and any other class of capital stock of the Company now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dis-solution and winding up to the Series B Preferred Stock.

                   The Series B Preferred Stock is not redeemable prior to July 1, 1996. On and after such date, the Series B Pre-ferred Stock is redeemable at the option of the Company, in whole or in part, at $52.45 per share if redeemed during the twelve-month period beginning July 1, 1996 declining to $50.00 per share July 1, 2003 and thereafter, plus, in each case, all dividends accrued and unpaid on the Convertible Preferred Stock up to the date fixed for redemption.

                   The holders of shares of Series B Preferred Stock will be entitled to receive, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, $50.00 per share of Series B Preferred Stock plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and un-paid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more. Until the holders of the Series B Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company.

                   Except as indicated below or in the Series B Pre-ferred Certificate of Designations, or except as otherwise from time to time required by applicable law, the holders of Series B Preferred Stock will have no voting rights and their consent shall not be required for taking any corporate action. When and if the holders of Series B Preferred Stock are entitled to vote, each holder will be entitled to one vote per share. If the equivalent of six quarterly dividends payable on the Series B Preferred Stock have not been declared and paid or set apart for payment, whether or not consecutive, the number of direc-tors then constituting the Board of Directors of the Company shall be increased by two and the holders of the Series B Pre-ferred Stock and any other series of Parity Stock similarly affected, voting as a single class without regard to series, will be entitled to elect such two additional directors at the next annual meeting and each subsequent meeting, until such time as all cumulative dividends have been paid in full.

                   Each share of Series B Preferred Stock will be con-vertible, in whole or in part at the option of the holders thereof, into shares of Common Stock at a conversion price of $15.55 per share of Common Stock (equivalent to a conversion rate of approximately 3.2154 shares of Common Stock for each share of Series B Preferred Stock), subject to adjustment as described below (the "Conversion Price").

                   The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distribu-tions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of certain rights or warrants (other than the Rights or any similar rights issued under any successor shareholders rights plan) entitling them to subscribe for or purchase Common Stock or securities which are convertible into Common Stock, (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of the profits or surplus of the Company).

         Warrants to Purchase Common Stock

                   As a result of the acquisition of Geodome Resources Limited by CoCa Mines in 1989, and the acquisition of CoCa Mines by the Company in 1991, as of December 1, 1993, the Com-pany has outstanding 459,443 warrants to acquire Common Stock at an exercise price of $17.81 and 12,859 warrants to acquire Common Stock at an exercise price of $12.42 (collectively, the "Warrants"). The Warrants are exercisable until May 5, 1994. However, the Warrants will expire if, at any time after May 15, 1990, upon 60 calendar days prior notice, the Common Stock has had an average per share closing public market price of not less than $22.24 for at least 60 consecutive trading days prior to such expiration notice.

         Preferred Share Purchase Rights

                   On May 9, 1986, the Company entered into a rights agreement with Manufacturers Hanover Trust Company, a national banking association, as rights agent. This rights agreement was subsequently amended effective November 29, 1990 and Sep-tember 30, 1991. The rights agreement, as so amended, is re-ferred to in the Prospectus as the "Rights Agreement." The Rights Agent for the rights agreement is currently American Stock Transfer & Trust Company. Pursuant to the Rights Agree-ment, the Company issued one preferred share purchase right (a "Right") for each share of Common Stock outstanding on May 19, 1986. Pursuant to the Rights Agreement, recipients of shares of Common Stock issued after May 19, 1986, but prior to the earlier of the Distribution Date, the Redemption Date (as here-inafter defined) or the Final Expiration Date (as hereinafter defined), will under certain circumstances also receive one Right for each share of Common Stock issued to them. The Shares offered hereby are accompanied by Rights.

                   The following description of the Rights Agreement describes only its material provisions and does not purport to be complete and is qualified in its entirety by reference to the terms of the Rights Agreement, which is incorporated by reference in this Prospectus. See "Information Incorporated By Reference." For purposes of the following description of the Rights, capitalized terms otherwise not defined in this Pro-spectus shall have the meaning ascribed to them in the Rights Agreement, and the definitions of such terms are incorporated herein by reference. The Rights Agreement is attached as an exhibit to the Company's Registration Statement on Form 8-A dated May 19, 1986. The Rights Agreement was amended effective November 29, 1990 and such amendment is attached as an exhibit to the Company's Current Report on Form 8-K dated November 9, 1990. The Rights Agreement was further amended effective Sep-tember 30, 1991 and such amendment is attached to the Company's Form 10-K for the fiscal year ended December 31, 1991. The de-scription of the Rights found in each of the foregoing Form 8-A, Form 8-K and Form 10-K has been incorporated by reference herein and copies of such Forms can be obtained in the manner set forth under "Information Incorporated By Reference."

                   Upon the terms and subject to the conditions of the Rights Agreement, a holder of a Right (other than an Acquiring Person (as hereinafter defined)) is entitled to purchase one one-hundredth of a share of Series A Junior Participating Pre-ferred Shares, $0.25 par value, at an exercise price of $47.50, subject to certain anti-dilutive adjustments (the "Purchase Price"). The Rights are currently represented by the certifi-cates for the Common Stock and are not transferable apart therefrom. Transferable Rights certificates will be issued at the earlier of (i) the tenth day after the public announcement that an Acquiring Person has become such or (ii) the tenth day after a Person (other than the Company and related subsidiaries and employee benefit plans, as defined in the Rights Agreement) commences, or announces an intention to commence, a tender or exchange offer the consummation of which would result in any person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). "Acquiring Person" is, in general, a Person that beneficially owns 15% or more of the Company's Common Stock. The 15% threshold for becoming an Acquiring Person may be reduced by the Board of Directors of the Company to not less than 10% prior to any such acquisition. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Cer-tificates") will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                   In the event that any person becomes an Acquiring Person, the Rights Agreement provides that provision shall be made so that each holder of a Right, other than rights that are or were owned beneficially by an Acquiring Person on or after the date upon which such person became an Acquiring Person (which Rights will become void), will thereafter have the right to receive upon exercise thereof, at the then current Purchase Price of the Rights, that number of Common Stock having a mar-ket value of two times the Purchase Price of the Right.

                   In the event that the Company is acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power is sold, proper provi-sion will be made so that each holder of a Right will there-after have the right to receive, upon the exercise thereof at the then current Purchase Price of the Rights, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Rights.

                   In the event that the Company is the surviving cor-poration in a merger and the Common Stock is not changed or exchanged, or in the event that any Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement or an Acquiring Person becomes the beneficial owner of 50% or more of the outstanding Common Stock, proper provision will be made so that each holder of a Right, other than Rights that were beneficially owned by an Acquiring Person on the earlier of the Distribution Date or the date an Acquir-ing Person acquires 15% or more of the outstanding Common Stock (which will become void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Purchase Price of the Right.

                   No Right is exercisable prior to the Distribution Date. The Rights will expire on May 19, 1996 (the "Final Expi-ration Date"), unless earlier redeemed. At any time prior to ten days following the public announcement that a Person or group of affiliated or associated Persons has become an Acquir-ing Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The date the Rights are redeemed pursuant to the Rights Agreement is the "Redemption Date."

                   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, in-cluding, without limitation, the right to vote or to receive dividends.

                   The Rights have certain antitakeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. In addition, it is possible that the Rights may discourage or prevent certain transactions even if some shareholders believe that such a transaction may be in the best interests of the shareholders. The Rights should not interfere with any merger or other business combina-tion approved by the Board of Directors of the Company since the Rights may be redeemed by the Company prior to the consum-mation of such transactions.

         LYONs

                   The Company has issued $201,250,000 face amount at maturity of LYONs, of which $109,950,000 face amount are cur-rently outstanding. The LYONs were issued at an issue price of $308.32 per LYON (30.832% of the $1,000 principal amount due at maturity) (the "Issue Price") and will mature on June 14, 2004. The price per LYON represents a yield to maturity of 8.00% per annum, computed on a semiannual bond equivalent basis from June 14, 1989. The LYONs are subordinated to all existing and fu-ture senior indebtedness of Hecla and are effectively subor-dinated to all existing and future indebtedness of the subsid-iaries of Hecla.

                   Each LYON was offered at an original issue discount ("Original Issue Discount") for federal income tax purposes equal to the excess of the principal amount due at maturity per LYON over the amount of its Issue Price. Each LYON is convert-ible at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased, into Hecla Common Shares at a conversion rate of 20.824 shares of Common Stock per LYON. The conversion rate is not adjusted for accrued Original Issue Discount, although it is subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the holder does not receive any cash payment representing accrued Original Issue Discount; such accrued Original Issue Discount is deemed paid by the shares of Common Stock received on conversion.

                   Each LYON will be purchased by the Company at the option of the holder on June 14, 1994 for a purchase price of $456.39 (equal to the Issue Price plus accrued Original Issue Discount to such date) to be paid, at the option of the Com-pany, in cash, shares of Common Stock or Subordinated Extension Notes due 2004 of the Company (such notes will be paying inter-est on a periodic basis), but not in any combination thereof. In addition, 35 business days after the occurrence of any change in control of the Company occurring on or prior to June 14, 1994, each LYON will be purchased by the Company at the option of the holder for a purchase price, in cash, equal to the Issue Price plus accrued Original Issue Discount to the date set for such purchase. The change in control purchase feature of the LYONs may in certain circumstances have an anti-takeover effect.

                   The LYONs are redeemable at the option of Hecla at redemption prices equal to the Issue Price plus accrued Orig-inal Issue Discount to the date of such redemption.

                   The LYONs are listed on the NYSE and the PSE.

                   In 1992 and 1993, the Company, in order to reduce the outstanding debt of the Company and to improve its capital structure, consummated transactions with holders of LYONs pur-suant to which the Company exchanged 3,300,000 shares of Common Stock (and the associated Rights) for $91.3 million principal amount ($37.2 million accreted value) of LYONs. Under ap-propriate circumstances, the Company may from time to time enter into other similar transactions with holders of LYONs.

         Certain Provisions of the Certificate of Incorporation and By-Laws

                   Certain provisions in the Company's Certificate of Incorporation and By-Laws may in certain circumstances have an antitakeover effect. These provisions (1) classify the Board of Directors into three classes, as nearly equal in number as possible, each of which serve for three years, with one class being elected each year; (2) provide that directors may be re-moved only for cause and only with the approval of the holders of at least 80% of the voting power of the capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"); (3) provide that any vacancy on the Board of Directors shall be filled only by the remaining directors then in office, though less than a quorum; (4) require that shareholder action be taken at an annual or special meeting of shareholders and prohibit shareholder action by consent; (5) provide that special meetings of shareholders of the Company may be called only by the Board of Directors pursuant to a res-olution adopted by a majority of the entire Board of Directors; and (6) provide that the shareholder vote required to alter, amend or repeal the foregoing provisions is 80% of the then outstanding Voting Stock.

                   The Certificate of Incorporation authorizes the issu-ance of 5,000,000 shares of Preferred Stock of which 2,300,000 shares have been designated Series B Preferred Stock and issued and 273,000 shares have been reserved for issuance upon exer-cise of the Rights. It would be possible, within the limita-tions imposed by applicable law and the applicable rules of the securities exchanges upon which the Common Stock is listed, for the Board of Directors to authorize the issuance of one or more series of Preferred Stock with voting rights (including class voting rights) or other rights, powers and preferences which could impede the success of a proposed merger, tender offer, proxy contest or other attempt to gain control of the Company. In a takeover or similar situation, the issuance by the Board of Directors of Preferred Stock having voting rights could di-lute the voting power of the shares of Common Stock held by a potential acquiror. Moreover, if the Preferred Stock were to be issued with class voting rights such an issuance could po-tentially confer veto power over the proposed transaction on a party friendly to the Company's management.

                   The Certificate of Incorporation also requires the approval by the holders of 80% of the then outstanding Voting Stock as a condition for mergers and certain other business combinations of the Company ("Business Combinations") with any holder of more than 12 % of such Voting Stock (an "Interested Shareholder") unless the transaction is either approved by at least a majority of the members of the Board of Directors who are unaffiliated with the Interested Shareholder and were di-rectors before the Interested Shareholder became an Interested Shareholder (the "Continuing Directors") or certain minimum price and procedural requirements are met.

                   While the foregoing provisions contained in the Cer-tificate of Incorporation and By-Laws of the Company as well as those in the Rights Agreement are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's length negotiations with the Board of Directors, they could also have the effect of discouraging a third party from making a tender offer (including an offer at a substantial premium over the then current market value of the Common Stock) or otherwise attempting to obtain control of the Company even though such an attempt might be beneficial to the Company and its shareholders. Since such provisions may have the effect of giving the Board of Directors more bargaining power in negotiations with potential acquirors, they could also result in the Board of Directors using such bargaining power not only to try to negotiate a favorable price for an acquisi-tion but also to negotiate more favorable terms for the manage-ment or the Board of Directors.


                          THE SELLING SECURITY HOLDERS

                   The Shares offered hereby were issued by the Company in connection with the Company's acquisition of Mountain West. See "Recent Developments." The Company has agreed to register the Shares under the Securities Act and to pay most expenses in connection therewith. The Shares may be offered and sold pur-suant to this Prospectus by the persons named below (the "Sell-ing Stockholders"). See "Plan of Distribution." Except as indicated below, none of the Selling Stockholders has any mate-rial relationship with the Company. The Company will not receive any of the proceeds from the sale of the Shares regis-tered hereunder by the Selling Stockholders.

                   Set forth below is the name of each Selling Stock-holder and opposite their name is the number of shares of Com-mon Stock held by such holder prior to the offering, the amount to be offered and the amount owned after completion of the offering.

                                                            Shares of
                             Shares of      Shares of      Common Stock
                            Common Stock   Common Stock   Owned Following
                Name           Owned      Offered Hereby   This Offering 1

         Frank J. Daniels2 &
         Sharon D. Daniels     177,844        177,844            0

         Dee R. Thueson &
         Donna Thueson         110,110        110,110            0

         Clair O. Thueson &
         Ann B. Thueson        110,110        110,110            0

         Gerald Taylor &
         Gae Taylor            220,220        220,220            0

         Neil H. Knudsen2 &
         Linda J. Knudsen       36,713         36,713            0










         ____________________
         1    The offering enables Selling Stockholders to sell all of
         their Shares. However, Selling Stockholders are not required to make any sales, and may determine, depending on price and other factors, to make no sales and retain all Shares for an indefinite period of time.

         2    Effective December 1, 1993, Frank J. Daniels and Neil H.
         Knudsen became employees of Mountain West, a wholly-owned subsidiary of the Company.

                              PLAN OF DISTRIBUTION

                   The offering of the Shares by the Selling Stockhold-ers is not subject to any underwriting agreement. The Company has been advised that, subject to the federal securities laws and applicable state securities laws, the Selling Stockholders will sell the Shares covered by this Prospectus either through broker-dealers acting as agents or brokers for the Selling Stockholders, or through broker-dealers acting as principals, who may then resell the Shares at private sale or otherwise, at negotiated prices relating to prevailing market prices at the time of sale, or by a combination of such methods.

                   Each of the Selling Stockholders has entered into an account agreement with Merrill Lynch & Co. pursuant to which Mr. Steven Ellis, a registered representative of Merrill Lynch & Co., in Idaho Falls, Idaho, will offer the Shares for sale in brokerage transactions on national securities exchanges, sub-ject to customary commissions. The Selling Stockholders have agreed with the Company that sales of Shares on behalf of all Selling Stockholders shall not exceed 50,000 Shares in the aggregate on any trading day. The Selling Stockholders have also agreed with the Company to suspend any sales of Company common stock in the 20-day period preceding any offering of the Company's equity securities.


                                  LEGAL MATTERS

                   The validity of the Shares offered hereby will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain matters will be passed upon for the Selling Stockholders by Hawley Troxell Ennis & Hawley, Boise, Idaho.


                                     EXPERTS

                   The consolidated balance sheets as of December 31, 1992 and 1991 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1992 of the Com-pany included in the Company's December 31, 1992 Annual Report on Form 10-K, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the au-thority of that firm as experts in accounting and auditing.

                         No dealer, salesperson or other individual has
               been authorized to give any information or make any representations not contained or incorporated by reference in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                                                       655,000 Shares

                   TABLE OF CONTENTS                    HECLA MINING
                                                           COMPANY
                                          Page
         Available Information............   2         (Common Stock)

         Information Incorporated by
           Reference......................   2

         The Company......................   5

         Recent Developments..............   5

         Use of Proceeds..................   6           PROSPECTUS

         Investment Considerations........   6

         Description of Capital Stock.....  15

         The Selling Security Holders.....  24

         Plan of Distribution.............  26

         Legal Matters....................  26

         Experts..........................  26        December   , 1993


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Item 14.  Other Expenses of Issuance and Distribution

                   The registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

         Securities and Exchange Commission
           Registration Fee.................................   $ 2,471
         Accountant's Fees and Expenses.....................   $ 6,000
         Listing Fees.......................................   $ 3,000
         Legal Fees and Expenses............................   $25,000
         Blue Sky Fees and Expenses.........................   $   500
         Miscellaneous......................................   $ 1,529
              Total.........................................   $38,500

                   The registrant will pay all of these expenses.


         Item 15.  Indemnification of Directors and Officers.

                   Article IX of the registrant's Certificate of Incor-poration provides:


                   Limitation of Liability and Indemnification

                   SECTION 1. Limitation of Liability. A director of the Corporation shall not be personally liable to the Corpora-tion or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corpo-ration Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the shareholders of this article to authorize corporate action further eliminat-ing or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware Gen-eral Corporation Law, as so amended. This paragraph shall not eliminate or limit the liability of a director for any act or omission which occurred prior to the effective date of its adoption. Any repeal or modification of this paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                   SECTION 2.  Indemnification and Insurance.  (a)
         Right to Indemnification of Directors, Officers and Employees. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investi-gative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer or employee of the Cor-poration or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corpora-tion or of a partnership, joint venture, trust or other enter-prise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a di-rector, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemni-fied and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer or employee and shall in-ure to the benefit of the indemnitee's heirs, executors and ad-ministrators; provided, however, that, except as provided in paragraph (b) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part there-of) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defend-ing any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an ad-vancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capac-ity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adju-dication") that such indemnitee is not entitled to be indemni-fied for such expenses under this Section or otherwise.

                   (b) Right of Indemnitee to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertak-ing, the indemnitee shall be entitled to be paid also the ex-pense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to en-force a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to re-cover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its shareholders) to have made a determina-tion prior to the commencement of such suit that indemnifica-tion of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of direc-tors, independent legal counsel, or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnifi-cation or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such ad-vancement of expenses, under this Section or otherwise shall be on the Corporation.

                   (c) Non-Exclusivity of Rights. The rights to indem-nification and to the advancement of expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, By-Law, agreement, vote of share-holders or disinterested directors or otherwise. The Corpora-tion is authorized to enter into contracts of indemnification.

                   (d) Insurance. The Corporation may maintain insur-ance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corpo-ration, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Cor-poration would have the power to indemnify such person against such expense, liability or loss under the Delaware General Cor-poration Law.

                   (e) Indemnification of Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses, to any agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors, officers and employees of the Corporation.

                   Article VII of the registrant's Bylaws provides iden-tically.

                   The registrant also maintains a directors' and offic-ers' liability insurance policy for directors and officers of the Company and its subsidiaries.


         Item 16.  Exhibits.

                   Number and Description of Exhibits

         3.1(a) Certificate of Incorporation of the Registrant as amended to date.*

         3.1(b) Certificate of Amendment of Certificate of Incorpora-tion of the Registrant, dated as of May 16, 1991.*

         3.1(c) Certificate of Designations, Rights and Preferences for Series B Cumulative Convertible Preferred Stock.*

         3.2       By-Laws of the Registrant as amended to date.*

         4.1(a)    Rights Agreement dated as of May 9, 1986 between
                   Hecla Mining Company and Manufacturers Hanover Trust
                   Company, which includes the form of Certificate of Designation setting forth the terms of the Series A
                   Junior Participating Preferred Stock of Hecla Mining
                   Company as Exhibit A, the form of Right Certificate as Exhibit B and the summary of Rights to Purchase


                                     II-5







                   Preferred Shares as Exhibit C.*



















































                                     II-6








         4.1(b)    Amendment, dated as of November 9, 1990 to the Rights
                   Agreement dated as of May 9, 1986 between Hecla Min-ing Company and Manufacturers Hanover Trust Company.*

         4.1(c)    Second Amendment to Rights Agreement dated September
                   30, 1991, between Hecla Mining Company and Manufac-turers Hanover Trust Company.*

         4.1(d) Hecla Mining Company Notice Letter to Shareholders, being holders of Rights Certificates, appointing
                   American Stock Transfer & Trust Company as Rights
                   Agent, successor to Manufacturers Hanover Trust Com-pany, effective September 30, 1991, pursuant to Sec-tion 21 of the Rights Agreement.*

         4.2       Form of Certificate for Liquid Yield Option  Note.*

         4.3       Form of Indenture dated as of June 1, 1989, between
                   Hecla Mining Company and Manufacturers Hanover Trust
                   Company, as Trustee, related to Liquid Yield Option
                   Notes due 2004 (Zero Coupon - Subordinated).*

         4.4 Form of Extension Indenture between Hecla Mining Com-pany and Manufacturers Hanover Trust Company, as
                   Trustee, related to Subordinated Extension Notes due
                   2004.*

         5.        Legal opinion of Wachtell, Lipton, Rosen & Katz.

         23.1 Consent of Coopers & Lybrand to incorporation by reference of their report dated February 5, 1993 on the Consolidated Financial Statements of the Regis-trant.

         23.2 Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5).

         24.       Powers of Attorney.


         * These exhibits were filed as indicated on the following table and are incorporated herein by this reference thereto:

                        Corresponding Exhibit in Annual Report on Form
                        10-K, Quarterly Report on Form 10-Q, Current
         Exhibit in     Report on Form 8-K, Proxy Statement or
         this Report    Registration Statement, as Indicated

         3.1(a)         3.1 (10-K for 1987 -- File No. 1-8491)

         3.1(b)         3.1(b) (10-K for 1991 -- File No. 1-8491)

         3.1(c)         4.5 (Registration Statement No. 33-61666)

         3.2            2 (Current Report on Form 8-K Dated November 9,
                        1990 -- File No. 1-8491)

         4.1(a)         1 (Current Report on Form 8-K Dated May 23,
                        1986 - File No. 1-8491)

         4.1(b)         1 (Current Report on Form 8-K dated November 9,
                        1990 - File No. 1-8491)

         4.1(c)         4.1(c) (10-K for 1991 - File No. 1-8491)

         4.1(d)         4.1(d) (10-K for 1991 - File No. 1-8491)

         4.2            4.1 (Registration Statement No. 33-28648)

         4.3            4.2 (Registration Statement No. 33-28648)

         4.4            4.4 (Registration Statement No. 33-28648)


         Item 17.  Undertakings.

                   (a) The undersigned registrant hereby undertakes as follows:

                        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                             (i)  to include any prospectus required by
                        Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                            (ii)  to reflect in the prospectus any facts
                        or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, indi-vidually or in the aggregate, represent a funda-mental change in the information set forth in the registration statement; and

                           (iii)  to include any material information
                        with respect to the plan of distribution not previously disclosed in the registration state-ment or any material change to such information in the registration statement;

                   provided, however, that paragraphs (a)(1)(i) and
                   (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information re-quired to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
                   Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement;

                        (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new reg-istration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

                        (4) that for purposes of determining any lia-bility under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

                        (5)  that for the purpose of determining any
                   liability under the Securities Act, each posteffec-tive amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                        (6) that, for purposes of determining any lia-bility under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an em-ployee benefit plan's annual report pursuant to Sec-tion 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                   (b) Insofar as indemnification for liabilities aris-ing under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Com-mission such indemnification is against public policy as ex-pressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such lia-bilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or con-trolling person in connection with the securities being regis-tered, the registrant will, unless in the opinion of its coun-sel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


                   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d'Alene, State of Idaho, on the 10th day of December, 1993.


                                       HECLA MINING COMPANY



                                       BY /s/ Arthur Brown
                                                 Arthur Brown
                                            Chairman, President and
                                            Chief Executive Officer

                   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indi-cated:

                         Name                        Capacity                  Date


           /s/ Arthur Brown                 Chairman, President and         December 10, 1993
                     Arthur Brown             Chief Executive Officer
                                              (principal executive officer)


           /s/ John P. Stilwell             Treasurer                       December 10, 1993
                   John P. Stilwell           (principal financial officer)


           /s/ Joseph T. Heatherly          Vice President - Controller     December 10, 1993
                  Joseph T. Heatherly         (chief accounting officer)


                         *                  Director                        December 10, 1993
                     John E. Clute


                         *                  Director                        December 10, 1993
                   Joseph Coors, Jr.



                                     II-12



























































                                     II-13







                         *                  Director                        December 10, 1993
                   Leland O. Erdahl


                         *                  Director                        December 10, 1993
                  William A. Griffith


                         *                  Director                        December 10, 1993
                  Charles L. McAlpine


                         *                  Director                        December 10, 1993
                    Paul A. Redmond


                         *                  Director                        December 10, 1993
                   Richard J. Stoehr


           /s/ Michael B. White             Attorney-in-fact for the
                   Michael B. White         persons marked above with
                                            an *




                               INDEX TO EXHIBITS.
         Exhibit                                          Sequentially
                                                              Numbered
                                                                  Page

         5.        Legal opinion of Wachtell,
                   Lipton, Rosen & Katz.

         23.1      Consent of Coopers & Lybrand to
                   incorporation by reference of their
                   report dated February 5, 1993 on
                   the Consolidated Financial Statements
                   of the Registrant.

         24.       Powers of Attorney.
